[redacted]

Fax

08003998

LIBERTY INTERNATIONAL

RECEIVED
2008 JUL 29 A 8: 04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Direct Line: 020 7960 1236
Direct Fax: 020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 24.07.2008

From: Liberty International PLC

Headline: Holding(s) in Company

PROCESSED
JUL 30 2008
THOMSON REUTERS

SUPPL

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

dlw 7/29

Holding(s) in Company

LIBERTY INTERNATIONAL PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

As a result of a disposal of voting rights Liberty International PLC has received the following notification of interests in the Ordinary shares of 50 pence in the Company:

i) Full name of Persons subject to the notification obligation	Stichting Pensioenfonds ABP
ii) Full name of shareholder(s) (if different from i)	
iii) Date of Transaction	n/a
iv) Date issuer was notified	24 July 2008
v) Threshold that was crossed	3%
vi) Number of voting rights	10,675,096 (Direct)
vii) % of voting rights	2.95%

Susan Folger
Company Secretary
020 7887 7073

24 July 2008

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